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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                            Computer Integration Corp.
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                                 (Name of Issuer)

                                   Common Stock
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                          (Title of Class of Securities)

                                   205171-10-1
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  July 24, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 205171-10-1
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Robert W. Johnson IV
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [x]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,000,000
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,000,000
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No. 205171-10-1

     This original Schedule 13D Statement is filed on behalf of Robert W. Johnson IV for the purpose of reporting an acquisition of shares of Common Stock, $.001 par value per share, of Computer Integration Corp.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of Common Stock, $.001 par value per share (the "Shares"), of Computer Integration Corp., a Delaware corporation ("CIC"), which has its principal executive offices at 165 University Avenue, Westwood, Massachusetts, 02090.

Item 2.   Identity and Background.

     (a)  The person filing this Schedule 13D is Robert W. Johnson IV.

     (b) Mr. Johnson's business address is 630 Fifth Avenue, Suite 1510 New York, New York 10111.

     (c)  Mr. Johnson's  principal occupation is private investor.

     (d)  Negative with respect to Mr. Johnson.

     (e)  Negative with respect to Mr. Johnson.

     (f)  Mr. Johnson is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by Mr. Johnson were acquired for $1,070,000. The source of the funds was Mr. Johnson's personal funds.

Item 4.   Purpose of Transaction.

     Mr. Johnson acquired the Shares pursuant to the Stock Purchase Agreement (the "Agreement"), dated May 15, 1997, between CIC and Chartwell Group, Inc. ("Chartwell"), which assigned to Mr. Johnson, together with six other investors (collectively, the "Assignees"), the right to purchase in the aggregate 2,277,103 Shares. Under the terms of the Agreement, CIC agreed to use its best efforts to cause and maintain the election, to its Board of Directors, of up to four nominees of Chartwell or its assigns for a one year period commencing July 24, 1997. CIC also agreed that its Board of Directors would consist of no more than eight Directors.

     Pursuant to its assignments rights under the Agreement, Chartwell agreed,
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CUSIP No. 205171-10-1

in a letter from Chartwell to the Assignees, dated July 24, 1997 (the "Letter Agreement"), that for the one year period commencing July 24, 1997 it would use its best efforts to cause and maintain the election, to CIC's Board of Directors, of one nominee named by the Assignees. Pursuant to the terms of the Letter Agreement, if necessary to create a vacancy for the Director to be designated by the Assignees, one of the Directors designated by Chartwell or its assigns will resign from the Board. Mr. Johnson expects that the Assignees will designate Donald Russell, Chairman of CEA Management Corp., 101 East Kennedy Blvd., Suite 3300, Tampa, Florida 33602, as the Assignees' designee to the Board. There is no agreement between Mr. Johnson and Mr. Russell with respect to actions to be taken by Mr. Russell as a Director of CIC. The Letter Agreement is attached hereto as Exhibit 7.1 and is incorporated herein by reference.

     Depending on market conditions, developments with respect to CIC's business and other factors, Mr. Johnson reserves the right to dispose of or acquire additional Shares.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item 4, Mr. Johnson presently has no plans or proposals that relate to or would result in any of the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CIC or its subsidiary;

     (ii) the sale or transfer of a material amount of assets of CIC or its subsidiary;

     (iii) a material change in the present capitalization or dividend policy of CIC;

     (iv)  a material change in the business or corporate structure of CIC;

     (v) a change to the Articles of Incorporation or Bylaws of CIC or an impediment to the acquisition of control of CIC by any person;

     (vi) the delisting from any national securities exchange or the National Association of Securities Dealer's Automated Quotation System of the Shares;

     (vii) a class of equity securities of CIC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (viii)any action similar to any of those enumerated in (i) through (vii) above.
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CUSIP No. 205171-10-1

     Mr. Johnson reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, he may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) According to information provided by CIC to Mr. Johnson, there are 13,947,120 Shares outstanding.

     Mr. Johnson beneficially owns 1,000,000 Shares, or approximately 7.1% of the outstanding Shares. Under Rule 13d-5(b) promulgated by the Securities and Exchange Commission, Mr. Johnson may be deemed a member of a group with the Assignees. Mr. Johnson disclaims that there is such a group.

     (b) Mr. Johnson has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the him.

     (c) Mr. Johnson acquired 1,000,000 Shares on July 24, 1997 for a price of $1.07 per Share. Mr. Johnson did not engage in any other transaction in the Shares during the past 60 days.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Agreement provides that promptly following the closing of the transaction contemplated thereby, CIC will, at its expense, prepare and file a Registration Statement on the appropriate form then available to CIC, and use its best efforts to effect the registration for resale by certain holders of registrable securities, including Mr. Johnson (the "Registrable Securities"). CIC will use its best efforts to keep such Registration Statement effective under Rule 415 under the Securities Act of 1933, as amended, until none of the holders of Registrable Securities hold such Registrable Securities any longer. The holders of Registrable Securities will also be entitled to "piggyback" on the registrations of Shares. In connection with the registrations, CIC and the Assignees will mutually indemnify each other against certain liabilities, including liabilities under the federal securities laws.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1 Letter Agreement between Chartwell and the Assignees, dated July 24, 1997
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CUSIP No. 205171-10-1

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  August 4, 1997                  /s/ Robert W. Johnson IV
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                                        Robert W. Johnson IV

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CUSIP No. 205171-10-1

                                  Exhibit Index

Exhibit 7.1 Letter Agreement Between Chartwell and the Assignees, dated July 24, 1997